Exhibit 99.1

MATERIAL FACT

LATAM AIRLINES GROUP S.A

Issuer of securities registered in the Securities Registry

Santiago, March 27, 2023

Mrs.

Solange Berstein Jauregui

President

Financial Market Commission

Av. Libertador Bernardo O’Higgins 1449

GIFT

Ref.:	Summons to Ordinary and Extraordinary Shareholders Meetings.

Dear Mrs. President:

In accordance with article 9 and second paragraph of article 10 of Law No. 18,045 and with General Regulation No. 30, of your Commission, duly empowered for this purpose, I inform you of the following Material Fact regarding LATAM Airlines Group S.A. (the “Company”):

The Company’s Board of Directors, in a meeting held today, agreed to call an Ordinary Shareholders’ Meeting to be held on April 20, 2023, at 11:00 a.m., and an Extraordinary Shareholders’ Meeting, to be held immediately thereafter of the above, which will take place at Mac-Iver 125, 17th floor, Santiago, in order to know or rule, as appropriate, on the matters indicated below:

Ordinary Shareholders Meeting

The Ordinary Meeting will have the following matters as its object:

i)	Annual Report, Balance Sheet and Financial Statements corresponding to the Year 2022; the situation of the Company; and respective report of the External Audit Company;
ii)	Remuneration of the Board of Directors for the Year 2023;
iii)	Remuneration and budget of the Directors’ Committee for Fiscal Year 2023;
iv)	Designation of the External Audit Company;
in)	Designation of Risk Rating Agencies;
we)	Definition of the newspaper for the publications that the Society must make;
vii)	Report of operations with related parties; and
viii)	Other matters of corporate interest that are specific to the Ordinary Shareholders’ Meeting.

Extraordinary Shareholders Meeting

The Extraordinary Meeting will have the following matters as its objective:

1.	Agree to a decrease in the capital of the Company by absorbing the accumulated losses of the Company as of December 31, 2022, once the profits of the 2022 Fiscal Year have been attributed to said accumulated losses;

2.	Agree to a decrease in the Company’s capital through the absorption of the equity account of “Treasury shares”, produced as a result of the full-fledged reduction of the share capital of January 2012 that took place in accordance with the provisions of Article 27 of the Law on Public Limited Companies;

3.	Recognize any modification to the capital stock that has occurred as a result of placements of shares and convertible bonds made with a charge to the capital increase approved at the Extraordinary Shareholders’ Meeting dated July 5, 2022; and deduct from the paid-in capital the costs of issuance and placement of said shares and convertible bonds; and

4.	In general, adopt the reforms of the bylaws and all other agreements that are necessary or convenient to carry out the decisions adopted by the Board.

The holders of shares registered in the Shareholders Registry at midnight of the fifth business day prior to the day of its celebration, that is, registered at midnight, will have the right to participate in the Meetings, and to exercise their right to speak and vote in them on April 14, 2023.

It has been resolved that the Meetings be held remotely, in order to prevent the people who attend them from exposing themselves to contagion. For this, the shareholder interested in participating in the Meetings, or his representative, must, until 3:00 p.m. on the day before the Meetings, register by sending an email to the box registrojuntas@dcv.cl, expressing their interest in participating in the Meetings, attaching a scanned image of their identity card on both sides or their passport; of power, if applicable; and the application form for participation in the Meetings. The Meetings will take place through the Zoom videoconference platform and voting by acclamation or voice voting, or through the electronic voting platform provided by DCV Registros S.A. which will be entered through the Click&Vote platform, through the link “Join the Board”. The rest of the required documentation and the information in more detail regarding how to register, participate and vote remotely in the Meetings and other aspects that are appropriate for this purpose, will be available and will be communicated in a timely manner through an instruction that will be uploaded to the company website,www.latamairlinesgroup.net.

The announcements of the call will be published in the Diario La Tercera, of Santiago, on April 10, 12 and 17, 2023.

Shareholders may obtain a copy of the documents that support the matters on which they must pronounce at the Meetings, as of April 10, 2023, on the Company’s website, www.latamairlinesgroup.net. In addition, any shareholder who wishes to obtain a copy of said documents may contact, also from April 10, 2023, the Company’s investor service department at the email address InvestorRelations@latam.com or telephone (56-2) 2565-8785, for this purpose. Among such documents, information will be available on the alternatives of external audit companies that will be proposed to the Ordinary Meeting for Fiscal Year 2023 and their respective foundations.

Without any other particular, best regards

Juan Carlos Menció
Legal Vice President
LATAM Airlines Group S.A.

c.c.:	Stock Exchange	- Santiago
	Chilean Electronic Stock Exchange	- Santiago